Exhibit 99.4 Additional Detail on Purchase Price Calculation

Certain aspects of the Purchase Price calculation described herein include adjustments that will be made based on information that cannot be known until the Effective Date but will impact the Purchase Price as of the Effective Date. Estimates of these adjustments have been provided below, but there can be no assurance that these estimates will be accurate due to a variety of factors, some of which are outside the control of the Legacy Master Fund.

The calculation of the “Base Value” includes an Adjusted Tender Amount, whereby proceeds from prior tender offers conducted by the Legacy Feeder Funds are expected to be adjusted based on each Partner’s share of $8,590,121, which share shall be based on the percentage of such tender offer proceeds from fourth quarter distributions or redemptions received by each Partner. This value represents the economic impact on the Price of Legacy Feeder Fund tender offer proceeds that were paid from fourth quarter 2013 distributions or redemptions from underlying Investment Funds. Because the Investment Funds that generated these proceeds formed a portion of the Legacy Master Fund portfolio investments as of September 30, 2013, on the basis of which the Third Party Feeder derived its valuation, such tender proceeds are included in Base Value at 87.0% of their total value. The Adjusted Tender Amount accounts for that value. The aggregate amount paid in the fourth quarter Legacy Feeder Fund tender offers exceeded cash, cash equivalents and other Non-Portfolio Assets as valued on September 30, 2013 by $57,487,733 (calculated, using September 30, 2013 values, as (i) the sum of (a) cash and cash equivalents of $572,553,857 plus (b) Non-Portfolio Assets of $21,092,366 minus (ii) tender offer proceeds from fourth quarter distributions of $651,133,955). The factor value is calculated as follows:

($57,487,733 x (1 – 87%)) / 87% = $8,590,121

The “Asset Value Adjustment” will take into account, for purposes of determining the Purchase Price, certain changes in the value of the Legacy Master Fund (other than changes in the value of the Legacy Master Fund’s interests in Investment Funds) from September 30, 2013 through the Effective Date. The Asset Value Adjustment is subtracted from the Price as a percentage of the Base Value.

Asset Value Adjustment =	Legacy Fund Expenses - Non-Portfolio Asset Value Change
Base Value

•	Non-Portfolio Asset Value Change reflects the change in the value of assets other than Investment Funds, including cash and cash equivalents, for the period between September 30, 2013 and the Effective Date, excluding (i) changes in cash or non-portfolio assets relating to distributions or redemptions from, or commitments to, the Investment Funds; (ii) changes relating to funds disbursed in conjunction with the fourth quarter Legacy Fund tender offers and (iii) Legacy Fund Expenses (as described below). On September 30, 2013, the Legacy Master Fund held $21,092,366 in such non-portfolio assets and $572,553,857 in cash and cash equivalents. Changes in the value of these assets through the Effective Date, other than those changes excluded above, whether positive or negative, will impact the Purchase Price. As of the date of the Offer, it is estimated that this value has increased by an estimated $7,000,000 to $12,000,000 from the September 30, 2013 value. This is principally related to a portfolio of derivative positions held by the Legacy Master Fund on September 30, 2013 that increased in value before being liquidated in January 2014. For purposes of calculating the Asset Value Adjustment, the Non-Portfolio Asset Value Change will be prorated based on the September 30, 2013 NAV of each Partner relative to the aggregate net asset value of the Legacy Master Fund as of September 30, 2013.

As of the date of the Offer, it is estimated that the Non-Portfolio Asset Value Change will increase the amount to be added to the Price as a percentage of the Base Value by 0.36% to 0.62% of the Base Value.

Legacy Fund Expenses reflects the sum of all fees and expenses paid by the Legacy Feeder Funds conducting Legacy Fund Offers for which proceeds will be paid in Shares of the Fund, including those allocated to them by the Legacy Master Fund for the period between September 30, 2013 and the Effective Date. Because the aggregate purchase price to be paid to the Master Fund by the Third Party Feeder was based on the investments and values as of September 30, 2013, fees and expenses subsequently incurred by the Legacy Feeder Fund represent reductions to the Purchase Price, through the Asset Value Adjustment. These fees and expenses include legal expenses incurred by the Legacy Master Fund in engaging counsel to negotiate and facilitate the Offer, and will continue to be incurred through the Effective Date. As a result, these fees and expenses could change materially from the estimates provided herein. For purposes of calculating the Asset Value Adjustment, the Non-Portfolio Asset Value Change will be prorated based on the September 30, 2013 net asset value of each Partner relative to the aggregate net asset value of the Legacy Master Fund as of September 30, 2013.

As of the date of the Offer, it is estimated that the Legacy Feeder Fund Expenses will increase the Asset Value Adjustment by 1.72% to 1.81% of the Base Value.

The “Transaction Expense Adjustment” takes into account expenses incurred in conjunction with negotiating and structuring the Offer. The Transaction Expense Adjustment is subtracted from the Price, as a percentage of the Base Value.

Transaction Expense Adjustment =	Third Party Feeder Legal Expenses + Park Hill Group Fee
Base Value

•	The Transaction Expense Adjustment reflects the legal expenses incurred by the Third Party Feeder and its investors, including in relation to obtaining financing

•	The Transaction Expense Adjustment also reflects the advisory fees due to Park Hill Group, who sourced the transaction leading to the Purchase and Sale Agreement.

•	As of the date of the Offer, it is estimated that the Transaction Expense Adjustment will increase the Asset Value Adjustment by 1.20% to 2.20% of the Base Value.

Limitations on Estimated Purchase Price: Because the amounts of the Transaction Expense Adjustment and Asset Value Adjustment cannot be known until the Effective Date at the earliest, and because the individual holdings of investors in the Legacy Feeder Funds may have changed during the period from September 30, 2013 to the Effective Date, the Purchase Price is subject to adjustment. Estimates of these adjustments provided above have been made in good faith in reliance on information available as of the date of the Offer, but there can be no assurance that actual amounts will not differ. Any differences between the estimates provided above and actual adjustments may be significant, which could result in a materially lower Purchase Price. For example, if the Effective Date is June 30, 2014, the negative impact of the Transaction Expense Adjustment (particularly, Third Party Feeder legal expenses) and the Asset Value Adjustment on the Purchase Price will very likely be higher than if the Effective Date is March 31, 2014. Additionally, because the legal expense adjustments will be based on a dollar amount that will not differ based on the amount of Shares tendered, a lower participation in the Offer will mean a more significant negative impact on the Purchase Price, since such legal expenses will be borne across a fewer number of tendering Partners. Similarly, a higher participation in the Offer will lead to a less significant negative impact on the Purchase Price, since the expenses would be defrayed across a higher number of tendering Partners. There are many other variables outside of the control of the Fund and the Investment Adviser that may contribute to changes in the Asset Value Adjustment and the Transaction Expense Adjustment and, thus, the Purchase Price. If the Asset Value Adjustment and/or Transaction Expense Adjustment are higher than those estimated and set forth herein, the Purchase Price will be lower and Partners will receive a lesser amount than depicted in the above formula. Partners desiring absolute certainty as to the proceeds they will receive for tendered Shares should consider not participating in the Offer.